Exhibit 99.1

Chairman’s Message

Dear Shareholders,

I would like to inform you that a 2025 Special Meeting (the “Special Meeting”) of Shareholders of Sinovac Biotech Ltd. will be held on Tuesday, 8 July 2025 at 8:00 p.m. Atlantic Standard Time (Wednesday, 9 July 2025 at 8:00 a.m. China Standard Time). The meeting will be held at Stapleton Chambers Inc., Suite No. 2, Stapleton House, Stapleton Lane, Saint John’s, Antigua and Barbuda with online participation made available at www.cesonlineservices.com/sva25_vm. You may only participate in the online virtual meeting by registering in advance at www.cesonlineservices.com/sva25_vm prior to the deadline of 8:00 p.m. Atlantic Standard Time on July 7, 2025. Please have your voting instruction form, proxy card or other communication containing your control number available and follow the instructions to complete your registration request. Upon completing registration, participants will receive further instructions via email, including unique links that will allow them to access the Special Meeting and will permit them to submit questions during the Special Meeting.

At the Special Meeting, our shareholders will vote on the following matters either by proxy or in person:

Proposal 1: The removal of the current Board installed per the Privy Council’s order and Antiguan law and which declared and is implementing payment of a $55/share dividend to valid shareholders;

Proposal 2: If the current Board is removed under Proposal 1, the election of new directors (Simon Anderson, Shan Fu, Shuge Jiao, Chiang Li, Yuk Lam Lo, Yumin Qiu, Yu Wang, Rui-Ping Xiao, Andrew Yan, and Weidong Yin); and

Proposal 3: Other Business.

As Chairman, I unequivocally support the current Board, which is dedicated to protecting the interests of all shareholders and maximizing shareholder value, including through the payment of multiple dividends to valid SINOVAC shareholders. Our current Board has valuable industry knowledge and experience and is best positioned to continue the Company’s current momentum and forward progress by developing long term business and development strategies to benefit all valid shareholders.

OUR BOARD RECOMMENDS THAT YOU VOTE “AGAINST” PROPOSAL 1 AND PROPOSAL 2.

SINOVAC BIOTECH LTD.

Executive Offices:

No. 39 Shangdi Xi Road
Haidian District, Beijing 100085

Registered Office:

36 Long Street
City of Saint John
Antigua and Barbuda

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 8, 2025

June 18, 2025

Dear Shareholder:

You are cordially invited to attend a Special Meeting of Shareholders (together with any adjournments, postponements or other delays thereof, the “Special Meeting”) of Sinovac Biotech Ltd. (the “Company”) to be held on Tuesday, 8 July 2025 at 8:00 p.m. Atlantic Standard Time (Wednesday, 9 July 2025 at 8:00 a.m. China Standard Time) pursuant to a requisition made by Cede & Co., as the registered holder of 10,780,820 common shares of the Company, at the request of SAIF Partners IV L.P., the beneficial owner of such shares.

The meeting will be held at Stapleton Chambers Inc., Suite No. 2, Stapleton House, Stapleton Lane, Saint John’s, Antigua and Barbuda with online participation made available at www.cesonlineservices.com/sva25_vm. You may only participate in the online virtual meeting by registering in advance at www.cesonlineservices.com/sva25_vm prior to the deadline of 8:00 p.m. Atlantic Standard Time on July 7, 2025. Please have your voting instruction form, proxy card or other communication containing your control number available and follow the instructions to complete your registration request. Upon completing registration, participants will receive further instructions via email, including unique links that will allow them to access the Special Meeting and will permit them to submit questions during the Special Meeting.

On June 16, 2025, SAIF filed a proxy statement in which it asks SINOVAC shareholders to vote to reconstitute a remnant of the Imposter Former Board (the “Reconstituted Former Imposter Board Slate”) that presided over seven years of ignoring or harming shareholders’ rights and economic interests, self-serving and favoring certain members (including Advantech/Prime Success and Vivo Capital) of the Former Management Buyout Group (which would have succeeded in buying your shares at $7.00 per share in 2017/2018 if 1Globe had not stood up to their principals despite being invited to join them), to unfairly dilute your ownership and to syphon off billions in dividends via shady deals and subsidiary transactions.

The choice is not difficult. Please ask yourself, “Are you better off with your shares in the past 120 days than the seven years under the Imposter Former Board?” and “Do your interests as a shareholder align more with the SINOVAC current Board which took office approximately 120 days ago, or with the Imposter Former Board which presided over the seven years after the AGM in February 2018?” We are going forward, not backward.

SINOVAC shareholders deserve better, and the current SINOVAC Board has already delivered in 120 days in office.

1.	Declaration of Dividends.

SAIF’s proxy statement says it is in favor of dividends, but the Reconstituted Former Imposter Board Slate it seeks to elect never declared a dividend during the seven years it was empowered to do so. Indeed, the directors SAIF seeks to reseat doggedly pursued a “no dividends” policy while authorizing billions of dollars in dividend payouts to themselves from our operating subsidiaries, as stated in April 2024 in the Company’s 2023 20-F:

“We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on Sinovac Antigua’s shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.” (emphasis added)

Why the sudden change of heart?

Contrast the Reconstituted Former Imposter Board Slate’s long record of parsimony with the brief history of the current SINOVAC Board that SAIF seeks to remove.

•	The current SINOVAC Board declared a US$55.00 per common share special dividend shortly after installation by the Privy Council.

•	The current SINOVAC Board is vigorously defending against Advantech/Prime Success and Vivo Capital’s attempts to delay payment of the special dividend. Both Advantech/Prime Success and Vivo Capital are represented on SAIF’s Reconstituted Imposter Former Board Slate. For example, the current SINOVAC Board has decided to accelerate the payment date to July 7th – before the Special Meeting of Shareholders – subject to a favorable ruling in the New York litigation brought by Advantech/Prime Success, seeking to freeze payment of the special dividend.

•	The current SINOVAC Board intends to return an additional US$11.00 per common share promptly following cancellation of the unauthorized PIPE shares acquired by Advantech/Prime Success and Vivo Capital with the approval of the very directors SAIF seeks to reseat.

•	The current SINOVAC Board has decided to declare a second special cash dividend after the Special Meeting of US$19.00 per common share and to make further amends for the billions of subsidiary dividends looted by certain members on SAIF’s Reconstituted Imposter Former Board Slate. If the legal proceedings on PIPE shares conclude with cancellation of PIPE shares, the valid SINOVAC shareholders will receive an additional US$3.73 per common share.

•	The current SINOVAC Board has adopted a policy regarding the regular payment of dividends out of surplus cash above the amount needed to properly capitalize the Company and fund its operations. Based on a preliminary analysis, the current SINOVAC Board believes this amount is between US$20.00 – US$50.00 per common share that could be distributed to SINOVAC shareholders in the future.

SINOVAC shareholders, be sure to check the dividend scoreboard before you vote.

Dividend Commitments	Current SINOVAC Board	Imposter Former Board
	$74 / share within four months1, [2]	$0 during a more than 7-year period

1 Since Privy Council ruling reinstating current SINOVAC Board.

2 Not inclusive of the current SINOVAC Board’s stated intention to return an additional $14.73 per common share following cancellation of the PIPE shares or its adoption of a new dividend policy that it believes may warrant an additional US$20.00 – US$50.00 per common share distribution.

Distributions Received to Date	SINOVAC’s Valid Shareholders	SAIF Supporters
	$0 total	>$2 billion and counting

2.	Resumption of Good Relations with NASDAQ and Regulators.

In a rare display of veracity, SAIF points out that SINOVAC shares have not traded for more than six years. What SAIF fails to mention is that the trading halt is the direct result of self-dealing transactions undertaken by the very directors SAIF seeks to reseat.

The facts: In 2018, the Imposter Former Board triggered the unlawful poison pill and improperly issued dilutive exchange shares, which directly caused the NASDAQ trading halt in February 2019.

These same directors presided over sham transactions and material weaknesses in financial reporting leading to the resignation of Grant Thornton, SINOVAC’s independent auditor, and causing further delays in the resumption of trading on NASDAQ. The frivolous lawsuits filed by Advantech/Prime Success and Vivo Capital make the process of hiring an auditor firm challenging.

Promptly after being reinstated, the current SINOVAC Board engaged with senior officials at NASDAQ, with whom they continue to work collaboratively to regain compliance with listing standards and resume trading. These discussions have yielded full cooperation from the staff of NASDAQ in connection with the US$55.00 per share special dividend.

Finally, the current SINOVAC Board has launched a formal exploration of a potential future listing of SINOVAC’s shares on the Hong Kong exchange in order to promote liquidity, mitigate geopolitical risk and maximize long term shareholder value with potential to achieve significant value creation for shareholders once listed.

In four short months, the current SINOVAC Board has made significant progress unwinding years of compliance shortcomings that directly led to the trading halt that occurred on the watch of the very directors SAIF seeks to reseat.

3.	Protecting Valid SINOVAC Shareholders and Paying Dividends in the Face of Continuous Lawfare Waged by Advantech/Prime Success and Vivo Capital, which are represented on SAIF’s Reconstituted Imposter Former Board Slate.

Due to the shady deals and self-dealing of Advantech/Prime Success, Vivo Capital and certain other members of the former Management Buyout Group and the subsequent lawfare campaign waged to cover their tracks by the Imposter Former Board, SINOVAC has been saddled with multiple lawsuits since 2018. Fortunately, the Privy Council provided a path forward for SINOVAC and its shareholders when it kicked out the Imposter Former Board, including the very directors SAIF now seeks to reseat, in favor of the current SINOVAC Board that SAIF seeks to remove.

Advantech/Prime Success and Vivo Capital, undeterred by the final, non-appealable ruling of the Privy Council, continued their campaign against SINOVAC and its valid shareholders, seeking to “double dip” on dividend distributions at the expense of SINOVAC’s valid shareholders. For example, Advantech/Prime Success brought an action in New York to interfere with the current SINOVAC Board’s payment of the US$55.00 per share special dividend as scheduled.

The current SINOVAC Board intends to redistribute to SINOVAC’s rightful shareholders an additional US$11.00 per share dividend payment allocable to the PIPE shares held by Advantech/Prime Success and Vivo Capital (both represented on SAIF’s Reconstituted Imposter Former Board Slate), to valid SINOVAC shareholders upon cancellation of the PIPE shares at the conclusion of the legal proceedings.

4.	Strategic Realignment for Shareholder Value Creation.

In four short months, the Current SINOVAC Board has taken bold steps to cancel invalid transactions undertaken by the very directors SAIF seeks to reseat and break a multi-year pattern of self-dealing that allowed Advantech/Prime Success, Vivo Capital and their cronies to loot billions of dollars from SINOVAC. Now, at the moment that the current SINOVAC Board has begun to flow funds to SINOVAC’s valid shareholders, SAIF and the looters, seek to unseat the current SINOVAC Board and replace it with a Reconstituted Imposter Former Board Slate that will turn a blind eye to their self-dealing.

Protect your dividends and maximize the value of your shares. Vote against removal of the current SINOVAC Board.

The meeting is convened for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions.

1.            REMOVAL OF DIRECTORS (REQUESTED BY SAIF PARTNERS IV L.P./CEDE & CO)

The removal of the current Board installed per the Privy Council’s order and Antiguan law and which declared and is implementing payment of a $55/share dividend to valid shareholders.

2.            ELECTION OF DIRECTORS (NOMINATED BY SAIF PARTNERS IV L.P./CEDE & CO)

If the current Board is removed under Proposal 1, the election of new directors (Simon Anderson, Shan Fu, Shuge Jiao, Chiang Li, Yuk Lam Lo, Yumin Qiu, Yu Wang, Rui-Ping Xiao, Andrew Yan, and Weidong Yin).

3.            OTHER BUSINESS FROM THE CURRENT BOARD OR SHAREHOLDERS

To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

This Proxy Statement describes the above matters further. Please also refer to the Form of Notice of Special Meeting of Shareholders filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2025. We urge you to read this information carefully.

Your vote is especially important. SAIF Partners IV L.P. and certain of its affiliates (collectively, “SAIF”) has submitted to us a formal request to call the Special Meeting and has notified the Company that it intends to remove directors from office and nominate candidates for election as directors at the Special Meeting. Our Board of Directors (“Board”) has carefully considered the best interests of all stockholders in determining its voting recommendations. Our Board recommends that you vote “AGAINST” Proposal 1 to remove Geoffrey C. Hsu and Sven H. Borho and “AGAINST” Proposal 2 to appoint directors nominated by SAIF to the Board using the enclosed WHITE proxy card (Proposal 1 and Proposal 2 are collectively referred to as the “Proposals”).

You may receive a proxy statement, proxy card, voting instruction form and other solicitation materials from SAIF asking you to vote for their candidates. These materials are not from the Company. The Board recommends that you disregard them. We are not responsible for the accuracy of any information provided by, or relating to, SAIF or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, SAIF, or any other statements that SAIF may otherwise make. The Board strongly urges you NOT to sign or return any proxy card or voting instruction form sent to you, by or on behalf of, SAIF.

Your vote is very important. Regardless of whether you plan to attend the Special Meeting, we hope that you will vote as soon as possible. You may vote by proxy over the internet, by telephone or by following the instructions on the enclosed WHITE proxy card or WHITE voting instruction form. We strongly urge you to vote “AGAINST” the Proposals using the enclosed WHITE proxy card or WHITE voting instruction form provided to you by the Company.

While I am technically part of SAIF’s slate, I unequivocally support the current Board. The current Board is working to redress corporate governance and develop strategies for long term business growth. The current Board is also working to correct unfairness that has plagued valid SINOVAC shareholders during the past seven years due to certain actions taken by the Imposter Former Board. Our current Board, through its experience and industry knowledge, is best positioned to serve our Company, our shareholders and to continue maximizing shareholder value, including through the payment of multiple dividends to valid SINOVAC shareholders. The current Board has the qualifications and experience to best serve and oversee the Company’s strategy and operations, with the integrity and fiduciary commitment to fairly represent and make decisions in the best interests of the Company, while duly considering the interests of all SINOVAC shareholders.

We strongly urge you to read this Proxy Statement carefully and vote “AGAINST” the Proposals, and, in accordance with the Board’s recommendations, by using the enclosed WHITE proxy card or WHITE voting instruction form. If you have voted using the proxy card sent to you by SAIF, you can subsequently revoke it by using the enclosed WHITE proxy card or WHITE voting instruction form to vote.

It is important that your shares be represented and voted whether or not you plan to attend the Special Meeting in person. You may vote by completing and mailing the enclosed proxy card or voting instruction form. If your shares are held in “street name,” which means shares held of record by a broker, bank or other nominee, you should check the voting instruction form used by that firm to determine whether you will be able to submit your proxy by telephone or over the Internet. Submitting a proxy over the Internet, by telephone or by mailing the enclosed proxy card or voting instruction card will ensure your shares are represented at the Special Meeting. Please review the instructions in this proxy statement and the enclosed WHITE proxy card, WHITE voting instruction form or the information forwarded by your broker, bank or other nominee regarding your voting rights.

In addition to the business to be transacted as described above, management will respond to comments and questions of general interest to shareholders.

Sincerely,

SINOVAC BIOTECH LTD.

/s/ Dr. Chiang Li

Dr. Chiang Li
Chairman of the Board of Directors

TABLE OF CONTENTS

Page

BACKGROUND TO THE SOLICITATION	1
PROXY STATEMENT	5
INFORMATION CONCERNING VOTING AND SOLICITATION	5
General	5
Who Can Vote	5
Quorum and Votes Required	5
How do I vote?	6
Voting in Person	6
Voting by Proxy and Failure to Vote	6
Voting by Directors and Executive Officers	7
Who is soliciting my proxy?	7
What is a proxy?	7
If I submit a proxy, how will my shares be voted?	7
May my broker vote my shares for me?	8
Am I a shareholder of record or a beneficial owner, and why does it matter?	8
What happens if I do not vote by proxy?	8
May I change or revoke my vote after I submit my proxy?	8
How do I attend the Special Meeting online?	9
Registering to Attend the Special Meeting Online—Shareholders of Record	9
Registering to Attend the Special Meeting Online—Beneficial Owners	9
What happens if the meeting is postponed or adjourned?	10
Who is SAIF? How are they involved in the Special Meeting?	10
How does the Board recommend that I vote?	10
Why have I received different color proxy cards?	11
Solicitation of Proxies	11
Assistance	11
Important Information About Us	12
PROPOSAL 1 REMOVAL OF DIRECTORS	13
Board Recommendation	13
PROPOSAL 2 ELECTION OF SAIF NOMINEES	14
Board Recommendation	14
CURRENT DIRECTORS	15
OTHER MATTERS	16
Householding of Proxy Materials	16

-i-

BACKGROUND TO THE SOLICITATION

The summary below details the material events and communications between the Company and SAIF leading up to this solicitation:

•	On May 31, 2011, SAIF filed its Schedule 13D in the Company, disclosing an ownership position of approximately 15%.

•	On February 5, 2025, pursuant to a court order (the “Order”) from the Judicial Committee of the Privy Council (the Privy Council”), the final court of appeal for Antigua and Barbuda and certain other Commonwealth jurisdictions, which is made up of five UK Supreme Court justices, found that, among other things, the slate of nominees proposed by a group of shareholders at the Company’s Annual General Meeting held on February 6, 2018 (the “2018 Annual Meeting”), was rightfully elected to the Board at that meeting. The Privy Council also concluded in the Judgment that there was nothing unlawful in 1Globe’s conduct.

Following the 2018 Annual Meeting, the former board of directors ceded office and the Privy Council ordered that, “The New Directors were therefore validly appointed and the Incumbent Directors have been imposters ever since.”

•	On February 28, 2025, the Company announced that, pursuant to the judgment made on January 16, 2025 (the “Judgment”) and the Order, the Board was rightfully installed and reconstituted in accordance with Antiguan law and was actively governing the Company.

In its Judgment, the Privy Council recognized that, notwithstanding the possibility that some of the Board members validly elected at the 2018 Annual Meeting may no longer be willing or able to serve in their director capacity seven years later, the new Board is the only lawful Board of the Company.

Based on the Judgment and Order, the new Board was reconstituted, adding new members to replace those who resigned, in accordance with Antiguan law. The Board is now led by a group of directors who are recognized and respected industry leaders with diverse backgrounds in healthcare, science, and finance.

•	On March 18, 2025, SAIF filed amendment No. 15 to the Schedule 13D, reporting that it had requisitioned the Special Meeting of the Company’s shareholders to remove three sitting directors and elect eight new director candidates.

•	On March 28, 2025, the Company filed a press release announcing that Sven H. Borho, CFA, was appointed to the Board to fill a vacancy as a result of a recent resignation. As a qualified audit committee financial expert under Nasdaq Rule 5605, Mr. Borho has also been elected as the Chair of the Audit Committee of the Board.

Following this appointment, the Audit Committee of the Board consisted of three members, Mr. Borho, Mr. Lo and Dr. Wang. The Compensation Committee and the Corporate Governance and Nominating Committee consisted of Dr. Li, Mr. Lo and Dr. Wang.

•	On April 1, 2025, (the “April 1 Announcement”) the Company announced that the Board declared a special cash dividend of US$55.00 per common share (the “Dividend”). The Board expects to fund the Dividend from available cash resources of the Company and its subsidiaries, including prior distributions from Sinovac Life Sciences Co., Ltd. and other operating subsidiaries of the Company to Sinovac Biotech (Hong Kong) Limited. The Dividend is intended to provide the Company’s shareholders with their appropriate share of these prior distributions from the Company’s subsidiaries. Going forward, the Board also intends for shareholders to receive pro-rata distributions in due course with any distributions made to stakeholders of operating subsidiaries. The Board will work with the Company’s management to update the holders of its common shares on the expected record and payment dates for the Dividend as soon as practicable.

Pursuant to the Order, which found that the Board elected at the 2018 Annual Meeting, has served as the legitimate board of directors of the Company since then and to fulfill their fiduciary duties to the Company, the current members of the Board are assessing certain corporate actions taken by the former board of directors of the Company after they ceded office. One such corporate action being assessed is the issuance of the 11,800,000 common shares purportedly issued pursuant to a certain securities purchase agreement with Vivo Capital, LLC and Prime Success, L.P. in July 2018 (the “2018 PIPE Shares”), which was approved by the former board of directors, whom the Privy Council held had not been lawfully acting as the Company’s Board. Following the determination of the record and payment dates for the Dividend, an amount equal to the aggregate amount of cash that would be payable under the Dividend in respect of the 2018 PIPE Shares, has been set aside and retained by the Company pending final resolution of any issues with respect to the 2018 PIPE Shares based on the Board’s assessment in accordance with the Order and under the laws of Antigua and Barbuda.

•	On April 28, 2025, SAIF filed amendment No. 16 to the Schedule 13D regarding Cede & Co.’s submission, at SAIF’s request, of a requisition to convene a special shareholders’ meeting for the purpose of (i) removing certain board members from the Board as well as any other person or persons elected or appointed to the Board following February 8, 2025 and (ii) electing a new slate of nominees. This was SAIF’s second request to call a special meeting, because their initial request, made on March 18, 2025, was legally invalid.

•	On April 30, 2025, the Company announced the record and distribution dates of the Dividend.

•	On May 20, 2025, the Company disseminated a notice of special meeting of shareholders to valid shareholders of record as of May 19, 2025, that the Special Meeting will be held on July 8, 2025, the last day that the Special Meeting could legally be scheduled pursuant to Antiguan law.

The Board asked SAIF to delay the Special Meeting, in order to allow the Company to complete the payment of the Dividend. SAIF did not respond to the request.

•	On June 16, 2025, the Board filed a press release alerting shareholders that on June 12, 2025, Advantech and Prime Success filed a Petition for Emergency Injunctive Relief against SINOVAC, et al., naming as relief parties Cede & Co., The Depository Trust Company, and Equiniti (the dividend paying agent retained by the Board), which may prevent the Board from paying the Dividend as scheduled on or about July 9, 2025.

Vivo Capital also indicated that they would challenge the Dividend and asked the paying agent to withdraw from facilitating the distribution of the Dividend to valid shareholders.

The Board, in the press release, indicated its shock and disappointment by the self-serving, unnecessary actions by Advantech and Vivo Capital against the Company’s shareholders, which is threatening the rightful dividend payment to valid shareholders.

•	Also on June 16, 2025, the Company held a Board meeting (the “June Board Meeting”), where the Board authorized Audit Committee Chair Sven H. Borho to accelerate payment of the Dividend, the previously announced special dividend of US$55.00 per common share, which it now expects to be paid on or about July 7, 2025, in advance of the Special Meeting, subject to compliance with and approval by NASDAQ and the outcome of the Advantech/Prime Success lawsuit recently filed in New York. The Board’s acceleration of this payment is to ensure that, regardless of the outcome of the Special Meeting, all valid shareholders will receive the Dividend as an initial corrective step in ensuring fair and equitable distributions of dividends to all SINOVAC shareholders

Since the April 1 Announcement, the Board has learned that the Company’s operating subsidiary, Sinovac Life Sciences Co., Ltd., continued issuing additional dividends to its minority shareholders in the second half of 2024 while the Company was still under the control of the Imposter Former Board, with SINOVAC’s valid shareholders receiving nothing. Thus, the current Board has decided to declare a second special cash dividend (the “Second Dividend”) after the Special Meeting of US$19.00 per common share. If the legal proceedings on PIPE shares conclude with cancellation of PIPE shares, the valid SINOVAC shareholders will receive an additional US$3.73 per common share. The payout date for the Second Dividend is contingent upon fulfilling requirements set forth under the financial regulatory process.

The Board also adopted a policy regarding the regular payment of dividends out of surplus cash above the amount needed to properly capitalize the Company and fund its operations. Based on a preliminary analysis, the Board believes this amount is between US$20.00 – US$50.00 per common share that could be distributed to SINOVAC shareholders in the future. This policy is another step the Board is taking to make common shareholders whole and restore fairness and equity for all valid shareholders who were previously excluded from distributions. The Board will work with the Company’s management to update the holders of its common shares on the expected record and payment dates for the dividend as soon as practicable.

During the June Board Meeting, the Board also authorized the formal exploration of a future listing of SINOVAC shares on The Stock Exchange of Hong Kong and potentially other exchanges in order to stimulate liquidity, mitigate geopolitical risk, and maximize long term shareholder value.

At the June Board Meeting, the Board also stated its commitment to holding an annual meeting of shareholders in the second quarter of 2026. Ahead of this Annual General Meeting, the Board will add new members and also introduce additional director nominees for election, ensuring the full slate has the combined skills, qualifications, and experience to best serve and oversee the Company’s strategy and operations, with the integrity and fiduciary commitment to fairly represent and make decisions in the best interests of the Company, while duly considering the interests of all SINOVAC shareholders. The slate is expected to include one or more representatives from SINOVAC’s management team, ensuring that the SINOVAC Board and management remain aligned on the Company’s long-term strategic goals, including accelerating the resumption of trading on NASDAQ and potentially other exchanges to maximize shareholders’ investment return.

•	On June 17, 2025, Dr. Wang resigned from the Board, effective immediately. The Board appointed Geoffrey C. Hsu, CFA, to fill the vacancy under the laws of Antigua and Barbuda. Dr. Wang’s resignation was due to other professional commitments and not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Hsu assumed Dr. Wang’s committee appointments.

•	On June 18, 2025, the Company filed this proxy statement with the SEC.

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

General

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Sinovac Biotech Ltd., a company incorporated in Antigua and Barbuda (the “Company,” “Sinovac,” “we,” “our” or “us”), for use at a Special Meeting of Shareholders (the “Special Meeting” the 2016 Special Meeting of shareholders to be held on Tuesday, 8 July 2025 at 8:00 p.m. Atlantic Standard Time (Wednesday, 9 July 2025 at 8:00 a.m. China Standard Time), or at any continuation, postponement or adjournment thereof, for the purposes discussed in this proxy statement and in the accompanying notice of Special Meeting and any business properly brought before the Special Meeting. The Special Meeting request is made pursuant to a requisition made by Cede & Co., as the registered holder of 10,780,820 common shares of the Company, at the request of SAIF Partners IV L.P. (“SAIF”), the beneficial owner of such shares. SAIF has requested the Special Meeting to remove two current members of the Board (“Proposal 1”) and to elect ten nominees, collectively, the “SAIF Nominees” (“Proposal 2”). Proposal 1 and Proposal 2 are collectively referred to as the “Proposals.” Both of the directors targeted under Proposal 1 are representatives of OrbiMed, a global investment firm that invests in companies engaged in the discovery and development of biopharmaceutical products, medical technologies, medical devices, diagnostics, drug discovery tools, and healthcare information technology and services companies. Proxies are solicited to give all shareholders of record an opportunity to vote on matters properly presented at the Special Meeting. We intend to mail this proxy statement and accompanying WHITE proxy card around June 18, 2025 to all shareholders entitled to vote at the Special Meeting. The Special Meeting will be held at Stapleton Chambers Inc., Suite No. 2, Stapleton House, Stapleton Lane, Saint John’s, Antigua and Barbuda, with online participation made available via a secure videoconferencing platform.

Who Can Vote

The Board has fixed May 19, 2025, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the Special Meeting. Subject to the provisions of the International Business Corporations Act Cap. 222 (the ‘Act’), only valid shareholders of record at the close of business on that date (Atlantic Standard Time) will be entitled to vote. You are entitled to one vote for each common share held on all matters to be voted upon at the Special Meeting. Your shares may be voted at the Special Meeting only if you are present in person or represented by a valid proxy.

Quorum and Votes Required

At the close of business in Antigua and Barbuda on the Record Date (May 19, 2025), there were 60,060,702 common shares outstanding, $0.001 par value per share, being the class of securities entitled to vote at the Special Meeting. Each common share entitles its holder to one vote. All votes will be tabulated by the inspector of election appointed for the Special Meeting, who will separately tabulate affirmative and negative votes and abstentions.

Shareholders present in person or by proxy representing a majority of our common shares will constitute a quorum at the Special Meeting. Common shares held by persons attending the Special Meeting but not voting and shares represented by proxies that reflect abstentions as to a particular proposal will be counted as present for purposes of determining a quorum. If a quorum is not present, the Special Meeting may be adjourned from time to time until a quorum is established. Section 113(3) of the International Business Corporations Act of Antigua provides that if a quorum is not present within thirty minutes of the time appointed for a meeting of shareholders, the meeting stands adjourned to the same day two weeks thereafter at the same time and place; and, if at the adjourned meeting, a quorum is not present within thirty minutes of the appointed time, the shareholders present constitute a quorum. Because NASDAQ Rule 5620(c) requires that a quorum of at least 33 1/3% for shareholder meetings, we will not transact business at any adjourned meeting unless shareholders present in person or by proxy at the adjourned meeting represent at least 33 1/3% of our shares.

Under Proposal 1, the affirmative vote of a majority of the shares cast is required for the removal of Geoffrey C. Hsu and Sven H. Borho as directors of the Company. Abstentions will not be counted as a vote for the proposal.

Only if Proposal 1 is approved will Proposal 2 then be submitted to a shareholder vote at the Special Meeting. Under Proposal 2, the affirmative vote of a majority of the shares cast is required for the election of the SAIF Nominees: Simon Anderson, Shan Fu, Shuge Jiao, Chiang Li, Yuk Lam Lo, Yumin Qiu, Yu Wang, Rui-Ping Xiao, Andrew Y. Yan and Weidong Yin. Abstentions will not be counted as a vote for the proposal.

How do I vote?

If you are a shareholder of record as of the date, you may vote at the Special Meeting or vote by proxy as described below. Even if you plan to attend the meeting, we encourage you to vote in advance in one of three ways:

•	Follow the instructions on your WHITE proxy card to vote over the Internet;

•	Follow the instructions on your WHITE proxy card to vote over the telephone; or

•	Sign and return the enclosed WHITE proxy card in the pre-paid envelope provided according to the included instructions.

Voting in Person

If you are a shareholder of record and plan to attend the Special Meeting and wish to vote in person, you will be given a ballot at the Special Meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote in person at the Special Meeting, you must bring to the Special Meeting a legal proxy from the record holder of the shares (your broker or other nominee) authorizing you to vote at the Special Meeting.

Voting by Proxy and Failure to Vote

The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If you hold your common shares as a record holder, you may vote by completing, dating and signing the enclosed WHITE proxy card and promptly returning it in the enclosed, preaddressed, postage paid envelope or otherwise mailing it to us. If you hold your common shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares. A large number of banks and brokerage firms are participating in the Broadridge Investor Communication Services online program. This program provides eligible shareholders who receive a paper copy of the Proxy Statement the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in Broadridge’s program, your voting form will provide instructions. If your voting form does not reference Internet or telephone information, please complete and return the enclosed paper proxy in the self-addressed postage paid envelope provided.

Your vote is very important. Accordingly, please complete, sign and return the enclosed proxy card or voting instruction card whether or not you plan to attend the Special Meeting in person. You should vote by submitting your proxy or voting instructions even if you plan to attend the Special Meeting.

All shares entitled to vote and represented by properly executed proxy WHITE cards received prior to the Annual Meeting and not revoked before the polls are closed will be voted in accordance with the instructions on those proxy cards. If there are no instructions on an otherwise properly executed WHITE proxy card, the shares represented by that proxy card will be voted as recommended by the Board.

If you are a shareholder of record and you do not vote by proxy, your shares will not be voted unless you vote during the Special Meeting. If you are a beneficial owner and you do not provide your broker with specific voting instructions, your broker will not be able to vote your shares and it will result in a broker non-vote for the Proposals.

Voting by Directors and Executive Officers

You should be aware that certain members of our Board and certain of our executive officers have interests in the Proposals. These interests may be different from, in conflict with, or in addition to, the interest of our shareholders generally.

Who is soliciting my proxy?

The Sinovac Board is soliciting your proxy to vote your shares at the Special Meeting. If you give the Board your proxy, your shares will be voted in accordance with the selections you indicate on the WHITE proxy card and WHITE voting instruction form.

What is a proxy?

A proxy is a legal designation of another person to vote on the matters transacted at the Special Meeting based upon the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. The form of WHITE proxy card accompanying this proxy statement designates Dr. Chiang Li and Sven H. Borho as proxies for the Special Meeting.

If I submit a proxy, how will my shares be voted?

By giving us your proxy, you authorize the individuals named as proxies on the WHITE proxy card to vote your shares in accordance with the instructions you provide. If you sign and return a WHITE proxy card without indicating your instructions, your vote will be cast in accordance with the recommendation of our Board:

“AGAINST” PROPOSAL 1 and Proposal 2 AS DESCRIBED IN THIS PROXY STATEMENT.

Only if Proposal 1 is approved will Proposal 2 then be submitted to a shareholder vote at the Special Meeting.

May my broker vote my shares for me?

Applicable SEC rules and stock exchange regulations limit the matters your broker may vote on without having been instructed to do so by you. In particular, your broker may not vote on Proposal 1 and Proposal 2 without instructions from you.

Am I a shareholder of record or a beneficial owner, and why does it matter?

Shareholder of record (also known as a record holder)

If your shares are registered directly in your name with the Company’s transfer agent, you are considered the shareholder of record with respect to those shares.

Beneficial owner (also known as holding shares in “street name”)

If your shares are held on your behalf by a bank, broker, or other nominee, then you are the beneficial owner of shares held in “street name.”

As a beneficial owner, you have the right to instruct your nominee on how to vote the shares held in your account. Because SAIF has indicated intention to delivery proxy materials in opposition to our Board to your broker to forward to you on their behalf, with respect to accounts to which SAIF mails its proxy materials, brokers will not have discretion to vote on any other Proposals to be considered at the Special Meeting. Therefore, if you do not provide specific voting instructions, your nominee may not vote on any of the Proposals. If your nominee cannot vote on Proposals because you haven’t provided instructions, this is known as a “broker non-vote.”

What happens if I do not vote by proxy?

If you are a shareholder of record and you do not vote by proxy, your shares will not be voted unless you vote during the meeting. If you are a beneficial owner and you do not provide your broker with specific voting instructions, your broker will declare a broker non-vote for the Proposal.

May I change or revoke my vote after I submit my proxy?

Yes. If you are a shareholder of record, you may change or revoke your proxy at any time before your proxy is voted at the Special Meeting by taking any of the following actions:

•	delivering to our corporate secretary a signed written notice of revocation, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	cast a new vote following the instructions on the WHITE proxy card to vote by telephone or via the Internet;

•	cast a new vote by mailing a new proxy card with a later date; or

•	attend the Special Meeting and follow the instructions to vote during the meeting.

If you wish to revoke your proxy rather than change your vote, written notices of revocation and other communications with respect to the revocation of proxies must be received prior to the Special Meeting and should be addressed to:

Sinovac Biotech Ltd.

No. 39 Shangdi Xi Road,

Haidian District, Beijing 100085

People’s Republic of China Attn: Secretary

If you are a beneficial owner, you can revoke any prior voting instructions by contacting the bank, broker, or other nominee that holds your shares or by obtaining a legal proxy from your bank, broker, or other nominee and voting at the Special Meeting.

How do I attend the Special Meeting online?

Registering to Attend the Special Meeting Online—Shareholders of Record

If you were a shareholder of record as of the close of business on the Record Date, you may register to attend the Special Meeting online prior to the deadline of July 7, 2025 at 8:00 p.m. Atlantic Standard Time by going to www.cesonlineservices.com/sva25_vm and entering the control number provided on your WHITE proxy card.

If you do not have your WHITE proxy card, you may still register to attend the Special Meeting by going to www.cesonlineservices.com/sva25_vm, but you will need to provide proof of ownership of shares of common stock as of the Record Date during the registration process. Such proof of ownership may include a copy of your WHITE proxy card received from the Company or a proxy card received from SAIF, or a statement showing your ownership as of the Record Date.

Registering to Attend the Special Meeting Online—Beneficial Owners

If you were the beneficial owner of shares (that is, you held your shares in “street name” through an intermediary such as a broker, bank, or other nominee) as of the Record Date, you may register to attend the Special Meeting online prior to the deadline of July 7, 2025 at 8:00 p.m. Atlantic Standard Time by going to www.cesonlineservices.com/sva25_vm and providing evidence during the registration process that you beneficially owned shares of Common Stock as of the Record Date, which may consist of a copy of the voting instruction form provided by your broker, bank or other nominee, an account statement, or a letter or legal proxy from such broker, bank or other nominee.

After registering, you will receive a confirmation email prior to the Special Meeting with a link and instructions for entering the virtual Special Meeting.

Although the meeting webcast will begin at 8:00 p.m. Atlantic Standard Time on July 8, 2025, we encourage you to access the meeting site prior to the start time to allow ample time to log into the meeting webcast and test your computer system. Accordingly, the Special Meeting site will first be accessible to registered shareholders beginning at 7:30 p.m. Atlantic Standard Time on the day of the meeting. All shareholders who register to attend the Special Meeting will receive an email prior to the Special Meeting containing the contact details of technical support in the event they encounter difficulties accessing the virtual meeting or during the meeting. Shareholders are encouraged to contact technical support if they encounter any technical difficulties with the meeting webcast. In the event of any technical disruptions that prevent the chairperson of the Special Meeting from hosting the Special Meeting within 30 minutes of the date and time set forth above, the meeting may be adjourned or postponed in the chairperson’s discretion.

Whether or not you plan to attend the Special Meeting, we urge you to sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided, or vote via telephone or the Internet as instructed on the WHITE proxy card. Additional information and our proxy materials can also be found at by going to www.viewourmaterial.com/sva. If you have any difficulty following the registration process, please email SVARegister@Proxy-Agent.com.

What happens if the meeting is postponed or adjourned?

If the meeting is postponed or adjourned, your proxy will remain valid and may be voted when the meeting is convened or reconvened. You may change or revoke your proxy as set forth above under the caption “May I change or revoke my vote after I submit my proxy?”

Who is SAIF? How are they involved in the Special Meeting?

SAIF, a private equity firm based in China, has notified us that it intends to remove two directors and to seek election of the SAIF Nominees at the Special Meeting. You may receive proxy solicitation materials from SAIF. We are not responsible for the accuracy or completeness of any information contained in any proxy solicitation materials filed or disseminated by, or on behalf of, SAIF.

The Board does NOT endorse any of the SAIF Nominees and unanimously recommends that you vote “AGAINST” Proposal 1 to remove Geoffrey C. Hsu and Sven H. Borho and “AGAINST” Proposal 2 to appoint the SAIF Nominees as directors of the Board.

How does the Board recommend that I vote?

The Board unanimously recommends that you vote your shares “AGAINST” Proposal 1 to remove Geoffrey C. Hsu and Sven H. Borho and “AGAINST” Proposal 2 to appoint the SAIF Nominees as directors of the Board.

The Board urges you to disregard any materials and NOT to sign, return or vote using any proxy card or voting instruction form sent to you by or on behalf of SAIF. Voting to “ABSTAIN” with respect to any of the SAIF Nominees on a proxy card or voting instruction form sent to you by SAIF is NOT the same as voting on the Company’s WHITE proxy card or WHITE voting instruction form, because a vote to “ABSTAIN” with respect to any of the SAIF Nominees on SAIF’s proxy card or voting instruction form will revoke any WHITE proxy card you may have previously submitted voting. To support our directors, you should vote “AGAINST” Proposal 1 and Proposal 2 on the WHITE proxy card or WHITE voting instruction form.

If you have already voted using a proxy card sent to you by SAIF, you can revoke it by: (i) executing and delivering the WHITE proxy card or WHITE voting instruction form (ii) voting via the Internet using the Internet address on the WHITE proxy card or WHITE voting instruction form, (iii) voting by telephone using the toll-free number on the WHITE proxy card or WHITE voting instruction form or (iv) voting by ballot at the virtual Special Meeting. Only your latest dated proxy will count, and any proxy may be revoked at any time prior to its exercise at the Special Meeting as described herein. If you are a beneficial owner of our shares, the availability of telephone and Internet voting will depend on the voting process of the broker or nominee holding your shares.

Our Board does NOT endorse the removal of Geoffrey C. Hsu and Sven H. Borho and urges you to vote against the SAIF Nominees. The Company urges you to vote “AGAINST” Proposal 1 and Proposal 2 as recommended by our Board. You can best support the Company—and ensure our continued progress—by following the instructions on the WHITE proxy card or WHITE voting instruction. Our Board urges you to disregard any materials and NOT to sign, return or vote using any proxy card sent to you by or on behalf of SAIF, even as a protest vote.

Why have I received different color proxy cards?

SAIF has notified us that it intends to remove two current members of the Board and to elect ten of their candidates to the Board for election at the Special Meeting. We have provided you with the enclosed WHITE proxy card or WHITE voting instruction form.

The Board unanimously recommends using the enclosed WHITE proxy card to vote “AGAINST” Proposal 1, to remove directors and Proposal 2, to elect the SAIF Nominees. The Board recommends that you simply DISREGARD any proxy card or voting instruction form sent to you by SAIF.

If SAIF proceeds with its nominations, we will likely conduct multiple mailings prior to the date of the meeting to ensure that stockholders have our latest proxy information and materials to vote. We will send you a new WHITE proxy card or WHITE voting instruction form with each mailing, regardless of whether you have previously voted. We encourage you to vote every WHITE proxy card or WHITE voting instruction form you receive. Only the latest dated proxy card you submit will be counted, and, if you wish to vote as recommended by the Board, then you should submit only WHITE proxy cards.

Solicitation of Proxies

Sinovac will bear all expenses of soliciting proxies, including the cost of preparing and mailing these proxy materials. Sinovac may reimburse brokerage firms, custodians, nominees, fiduciaries, and other persons representing beneficial owners of common stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers, and other employees of Sinovac also may solicit proxies in person or by other means of communication. These individuals may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation but will not receive any additional compensation. Sinovac has engaged the services of Georgeson LLC, a professional proxy solicitation firm, to help us solicit proxies from stockholders, including certain brokers, trustees, nominees, and other institutional owners, for a fee of approximately $150,000 plus costs and expenses.

Assistance

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Georgeson LLC.

Important Information About Us

Our principal executive offices are located at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, People’s Republic of China. Our telephone number at this address is +86-10-8289-0088. Investor inquiries should be directed to us at this address and telephone number. Our website is http://www.sinovac.com. The information contained on our website is not part of this proxy statement.

PROPOSAL 1
REMOVAL OF DIRECTORS

Our Board currently consists of four members, including Dr. Chiang Li (Chairman), Mr. Yuk Lam Lo, Mr. Geoffrey C. Hsu and Mr. Sven H. Borho, CFA. Our current Board is best positioned to serve our Company, our shareholders and to continue maximizing shareholder value, including through the payment of multiple dividends to valid Sinovac shareholders. Accordingly, our Board recommends that you vote “AGAINST” Proposal 1 to remove Geoffrey C. Hsu and Sven H. Borho.

Our Board strongly urges you to discard any proxy card or voting instruction form sent to you by SAIF. If you have already voted using a proxy card or voting instruction form sent to you by SAIF, you have the right to change your mind. We urge you to revoke that proxy by voting “AGAINST” Proposal 1 and Proposal 2 by using the enclosed WHITE proxy card.

ONLY THE LATEST VALIDLY EXECUTED PROXY THAT YOU SUBMIT WILL BE COUNTED.

Properly executed proxies will be voted as marked. Unmarked proxies will be voted against Proposal 1.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “AGAINST” THE REMOVAL OF GEOFFREY C. HSU AND SVEN H. BORHO AS DIRECTORS OF THE COMPANY’S BOARD.

Our Board does NOT endorse the removal of Geoffrey C. Hsu and Sven H. Borho and urges you to vote against the SAIF Nominees. The Company urges you to vote “AGAINST” Proposal 1 and Proposal 2 as recommended by our Board. You can best support the Company—and ensure our continued progress—by following the instructions on the WHITE proxy card or WHITE voting instruction. Our Board urges you to disregard any materials and NOT to sign, return or vote using any proxy card sent to you by or on behalf of SAIF, even as a protest vote.

PROPOSAL 2
ELECTION OF SAIF NOMINEES

Our Board currently consists of four members, including Dr. Chiang Li (Chairman), Mr. Yuk Lam Lo, Mr. Geoffrey C. Hsu and Mr. Sven H. Borho, CFA. Our current Board is best positioned to serve our Company, our shareholders and to continue maximizing shareholder value, including the payment of multiple dividends to valid Sinovac shareholders. Accordingly, our Board recommends that you vote “AGAINST” Proposal 2 to elect the SAIF Nominees.

Only if Proposal 1 is approved will Proposal 2 then be submitted to a shareholder vote at the Special Meeting.

Our Board strongly urges you to discard any proxy card or voting instruction form sent to you by SAIF. If you have already voted using a proxy card or voting instruction form sent to you by SAIF, you have the right to change your mind. We urge you to revoke that proxy by voting “AGAINST” Proposal 1 and Proposal 2 by using the enclosed WHITE proxy card.

ONLY THE LATEST VALIDLY EXECUTED PROXY THAT YOU SUBMIT WILL BE COUNTED.

Properly executed proxies will be voted as marked. Unmarked proxies will be voted against Proposal 2.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “AGAINST” THE ELECTION OF THE SAIF NOMINEES TO THE BOARD: SIMON ANDERSON, SHAN FU, SHUGE JIAO, CHIANG LI, YUK LAM LO, YUMIN QIU, YU WANG, RUI-PING XIAO, ANDREW Y. YAN AND WEIDONG YIN.

Our Board does NOT endorse the removal of Geoffrey C. Hsu and Sven H. Borho and urges you to vote against the SAIF Nominees. The Company urges you to vote “AGAINST” Proposal 1 and Proposal 2 as recommended by our Board. You can best support the Company—and ensure our continued progress—by following the instructions on the WHITE proxy card or WHITE voting instruction. Our Board urges you to disregard any materials and NOT to sign, return or vote using any proxy card sent to you by or on behalf of SAIF, even as a protest vote.

CURRENT DIRECTORS

•	Dr. Chiang Li (Chairman, Independent Director, Member of Compensation and Corporate Governance and Nominating Committees): Dr. Li is an accomplished clinician, scientist, inventor, entrepreneur and a seasoned executive with international recognitions. He currently serves as Chairman of 1Globe Health Group Companies. 1Globe Capital, the investment arm of 1Globe Health Group, has invested in Sinovac (Nasdaq:SVA) for over 15 years and has been the largest (together with related parties) shareholder for about 9 years.

Dr. Li has made seminal contributions to science and medicine. He has invented an award winning, next-generation core technology for designing gene silencing therapeutics (asymmetric siRNA, aiRNA) which holds promise for developing a broad range of therapies (Nature Biotech 2008). Current siRNA products or pipelines have mostly adopted his asymmetric design concept. Dr. Li’s invention of transkingdom gene silencing technology and its approval by the FDA for clinical testing is considered a pioneering example in the emerging field of synthetic biology medicine (Nature Biotech 2006, Science 2011). Dr. Li has also pioneered research on cancer stemness inhibitors which are in global phase 3 development for cancer, an example of “0” to “1” innovation (PNAS 2015). In addition, Dr. Li discovered a key mechanism of lymphocyte depletion and dysfunction in HIV infection (Science, 1995) and helped lay the foundation for Tat-based HIV vaccines (Science, 1995, PNAS 1997; PNAS 1999), which have recently shown promising results in phase II trials in Europe (Arch Virol 2021).

Dr. Li has over 500 patents and patent applications globally and has also designed more than 50 global clinical trials conducted in over 300 hospitals worldwide. Dr. Li has published over 100 scientific manuscripts, many in high-impact journals. Dr. Li is the founder/science founder of several biotech companies with a track record of 100% successful exits for investors with ROI ranging from 300% to over 10-20x, including Boston Biomedical (acquired by Sumitomo up to $2.63 B) and ArQule Oncology (Acquired by Merck for $2.7 B). Dr. Li was selected by VCJ (published by the WSJ and Reuters) as the founder of the most capital-efficient company in the USA (2012) which was also rated as one of the most capital-efficient biotechs ever (VCJ 2012). Dr. Li’s leadership successfully transformed ArQule from a chemistry CRO to a R&D based biotech. He was also the founding global head of oncology at Sumitomo Pharma Group and also served as a global executive officer.

Dr. Li graduated from the Harvard–MIT Division of Health Science and Technology, received his M.D. magna cum laude from Harvard, completed his residency in medicine at Brigham & Women’s Hospital, his fellowship in GI/hepatology at Beth Israel Deaconess Medical Center (BIDMC), and postdoctoral fellowship at Dana-Farber Cancer Institute. He also completed advanced executive education at Harvard Business School. He currently also serves on the Board of Fellows of Harvard Medical School, and on the Board of Trustees and as Director of the Skip Ackerman Center for Molecular Therapeutics at BIDMC/Harvard. Dr. Li has received numerous awards and recognitions, including Honorary and Distinguished Fellow, Royal College of Physicians London (2017); Election to the US National Academy of Inventors (2014); Directly Elected Fellow via Invitation (a singular honor at ACP); North American Technology Innovation of the Year (Frost Sullivan, 2010); GRL Award (Korean Ministry of Science and Technology); Innovator of the Year (2012, CABA); Honoree of Massachusetts Asian American Commission (2012); Life Time Achievement Award (Chinese Association for Science and Technology-USA); Massachusetts Immigrant Entrepreneur Award (2013); Outstanding Achievement Award (Massachusetts State Senate, 2013); member of Foreign Advisory Expert Committee, China State Council.

•	Mr. Yuk Lam Lo (Independent Director, Member of Audit, Compensation and Corporate Governance and Nominating Committees): Mr. Lo has extensive experience in biotechnology industry, corporate management, academic research and community service. Mr. Lo currently serves as the Strategic Advisor and Adjunct Professor at the Hong Kong University of Science and Technology. He also served as the Chairman of the Advisory Council for Food Safety of the Food and Health Bureau in Hong Kong SAR. He is the Honorary Founding Chairman of Hong Kong Biotechnology Organization, Chairman of GT Healthcare Capital Partners, and Partner & Investment Committee Member of Hongsen Investment Management Limited.

•	Mr. Geoffrey C. Hsu, CFA (Independent Director, Member of Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee): Mr. Hsu is a General Partner and Portfolio Manager at OrbiMed, one of the world’s largest dedicated healthcare investment firms, managing over $17 billion in assets. Mr. Hsu brings extensive investment experience in the biotechnology industry and China. He joined OrbiMed in 2002 and has been a Portfolio Manager since 2005, leading the public equity team’s biotech and emerging markets efforts. He has been responsible for overseeing the firm’s public equity investments in China since 2009 and the firm’s investment in SINOVAC since 2013. Prior to joining OrbiMed, Mr. Hsu worked as a financial analyst in the healthcare investment banking group at Lehman Brothers. He received an A.B. degree summa cum laude from Harvard University and holds an M.B.A. from Harvard Business School.

•	Mr. Sven H. Borho (Independent Director, Chair of Audit Committee): Mr. Borho is a Founder and Managing Partner of OrbiMed, one of the world’s largest dedicated healthcare investment firms, managing over $17 billion in assets. A seasoned finance executive with more than 30 years of experience in the biopharmaceutical industry, Mr. Borho leads OrbiMed’s public equity team and serves as the Portfolio Manager for its public equity and hedge funds. He has been a Portfolio Manager for the firm’s funds since 1993 and has played an instrumental role in the growth of OrbiMed’s global asset management activities. Mr. Borho is a qualified audit committee financial expert under Nasdaq Rule 5605. He began his career in 1991 when he joined OrbiMed’s predecessor firm as a Senior Analyst, covering European pharmaceutical firms and biotechnology companies worldwide. Mr. Borho studied business administration at Bayreuth University in Germany and received a M.Sc. (Econs.) in Accounting and Finance from The London School of Economics.

OTHER MATTERS

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of banks and brokers with account holders who are our shareholders will be householding our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker, direct your request to our proxy solicitor Georgeson LLC toll free: for shareholders, banks and brokers (844-568-1506) and for international (646-543-1968). Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their bank or broker.

SINOVAC BIOTECH LTD.

/s/ Dr. Chiang Li

Dr. Chiang Li
Chairman of the Board of Directors